SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 28, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI issues unaudited results for fourth quarter
ended September 30, 2003 and guidance for fiscal 2004
Revenue up 21.4% year-over-year
Improved profitability; net earnings margin up to 6.9%
Results in-line with guidance

Montreal, Quebec, October 28, 2003 - CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;) a leading provider of end-to-end information technology and business processing services, today announced unaudited results for its fiscal 2003 fourth quarter ended September 30, 2003.

Revenue in the fourth quarter increased 21.4% to CDN$694.2 million from revenue of $571.9 million reported in last year’s fourth quarter. Contract bookings in the fourth quarter were $2.2 billion, including new contracts, extensions and renewals of $752.3 million and extensions with the BCE family of $1.5 billion. Year-over year organic revenue growth in the quarter was 2.5%. The currency exchange rate, mainly between the Canadian and US dollar, impacted year-over-year growth by $14.9 million. Compared to the third quarter, revenue was impacted $23.0 million by the seasonality of summer vacations, $2.0 million as a result of the power outage in Ontario and parts of the US and $1.5 million in currency fluctuations.

Consistent with the Company’s decision to reevaluate all contracts and assets acquired from Cognicase, CGI made a decision in the fourth quarter to sell certain operations representing annualized revenue of approximately $65 million. The sale of certain assets to Nexxlink, announced on October 21, 2003, represented approximately $40 million in revenue and the balance relates to non-core operations that the Company is in the process of selling. In line with generally accepted accounting principles with respect to the disposal of long-lived assets and discontinued operations, CGI’s second, third and fourth quarter fiscal 2003 results were all adjusted to reflect financial results that exclude the impact of these discontinued operations. The impact on revenue was a reduction of $15.9 million in the fourth quarter of fiscal 2003, $17.9 million in the third quarter and $15.8 million in the second. Consequently, revenue was $694.2 million in the fourth quarter, $716.2 million in the third quarter and $720.3 million in the second quarter.

Net earnings from continuing operations in the fourth quarter increased 34.2% to $47.7 million, compared with net earnings of $35.5 million in the same period of 2002, and increased 2.0% from comparable net earnings from continuing operations of $46.8 million in the third quarter. The corresponding net earnings margin improved to 6.9% in the fourth quarter, compared with 6.2% last year and 6.5% in the third quarter. Basic and diluted earnings per share from continuing operations were $0.12 in the fourth quarter, against comparable basic and diluted earnings per share of $0.09 in last year’s fourth quarter and $0.12 in the third quarter. The year-over-year increase in net earnings and the significant improvement in net earnings margin were a function of several factors including the improved profitability of the Company’s US and European operations, tighter cost management company-wide and the actions taken to sell certain operations or discontinue unprofitable operations or contracts over the last several quarters.

While audited numbers are not yet complete, cash flow from operations was strong and the Company was able to pay down $90.0 million of its credit facilities during the quarter.

Guidance for fiscal 2004
Based on information known today about current market conditions and demand, CGI anticipates base revenue and earnings per share growth ranging between 8% and 17% for its 2004 fiscal year. This excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue or the impact of significant foreign currency fluctuations.

Serge Godin, Chairman and CEO of CGI, said, “We are very proud of what we have accomplished this quarter and over the last year, and with our larger, stronger and more profitable operations, look forward to the opportunities for growth in 2004 and beyond. With annualized revenue at $2.8 billion, we are on track to achieve our goal to become a world-class IT and BPO champion.”

CGI will host a conference call today, October 28, at 9:00 am ET to discuss unaudited results and guidance for fiscal 2004. Individuals may listen to this call at 9:00 am ET by dialing (888) 575-8230 or through the Internet at www.cgi.com.

CGI will announce complete and audited results for the fiscal year ended September 30, 2003 on Tuesday, November 11, 2003 before the markets open. Individuals may listen to the Company’s quarterly conference call at 9:00 am ET by dialing (888) 575-8230 or through the Internet at www.cgi.com. A replay of the call will be available at www.cgi.com for two weeks after the call.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is CDN$2.9 billion (US$2.1 billion) and at July 29, 2003, CGI’s order backlog was CDN$12.5 billion (US$ 9.1 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI:

Investor relations
Julie Creed
Vice-president, Investor Relations
(312) 201-4803 or (514) 841-3418

Ronald White
Director, Investor Relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: October 28, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary